Exhibit 99.1

Contact: Mike Drickamer	Michael Sabella
Patterson-UTI Vice President, Investor Relations	NexTier Vice President, Investor Relations and Business Development
(281) 765-7170	(346) 242-0519

Media for transaction:

Joele Frank, Wilkinson Brimmer Katcher

PTEN-NEXMedia@joelefrank.com

212-355-4449

Patterson-UTI Energy and NexTier Oilfield Solutions to Combine in Merger of Equals, Creating Industry Leading Drilling and Completions Services Provider

Comprehensive U.S. Oilfield Services Franchise to Enhance Drilling and Completions Value Creation Potential and Maximize Returns for Shareholders

Combined $5.4 Billion Total Enterprise Value

Drives Improved Free Cash Flow Generation and Strong Balance Sheet to Deliver Long Term Value to Shareholders, Including Continued Commitment to Shareholder Return Program

Expected to be Accretive to Earnings per Share and Free Cash Flow per Share in 2024

Expected to Generate Approximately $200 Million of Annual Cost Savings and Operational Synergies Within 18 Months Following Close

Curtis Huff to Serve as Chair of the Board; Robert Drummond to Serve as Vice Chair of the Board; Andy Hendricks to Serve as CEO

Companies to Host Conference Call Today at 7:30 a.m. CT (8:30 a.m. ET)

HOUSTON – June 15, 2023 – Patterson-UTI Energy, Inc. (NASDAQ: PTEN) (“Patterson-UTI”) and NexTier Oilfield Solutions Inc. (NYSE: NEX) (“NexTier”) today announced that they have entered into a definitive merger agreement to combine in an all-stock merger of equals transaction. The combined company, with an enterprise value of approximately $5.4 billion, will be an industry leading drilling and completions services provider with operations in the most active major U.S. basins, and strong free cash flow to accelerate the return of capital to shareholders.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, NexTier shareholders will receive 0.7520 shares of Patterson-UTI common stock for each share of NexTier common stock owned. Upon closing of the transaction, Patterson-UTI shareholders will own approximately 55% and NexTier shareholders will own approximately 45% of the combined company on a fully diluted basis. The merger is expected to be tax-free to shareholders of both companies.

Andy Hendricks, Chief Executive Officer of Patterson-UTI, commented, “This merger unites two top-tier and technology-driven drilling and well completions businesses, creating a leading platform at the forefront of innovation. As one company, we will have a significantly expanded, comprehensive portfolio of oilfield services offerings across the most active producing basins in the United States, along with operations in Latin America. With our combined strong balance sheet, ample liquidity and greater free cash flow, we will be well positioned to continue to invest in technology, innovation and people, while delivering strong cash returns to shareholders.”

Mr. Hendricks continued, “NexTier shares our culture of safety, deep customer relationships and operational and financial outperformance. Together, we will better serve our employees, shareholders, customers, suppliers and the communities in which we operate. We look forward to working with the NexTier team to successfully bring our two companies together.”

Robert Drummond, President and Chief Executive Officer of NexTier, said, “Our agreement to merge with Patterson-UTI brings together two complementary organizations to create a premier North American drilling and completions company. We believe offering a comprehensive suite of solutions on one integrated platform will position the combined company as the partner of choice for a greater number of customers across geographies and throughout the full well life cycle. We’re confident that together, we will be able to drive efficiencies across the portfolio and unlock more value for shareholders and customers than either organization could achieve on its own.”

Mr. Drummond added, “NexTier and Patterson-UTI each have proven track records of integrating businesses, and we’re confident that combining through a merger of equals will enable us to leverage the strengths of both highly talented workforces and create exciting career opportunities for employees as we become a larger, more diversified platform.”

Compelling Strategic and Financial Benefits

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Leading Drilling and Well Completions Businesses: The combined company will have a best-in-class operational and technology portfolio, along with data analytics to maximize well performance. Specifically, the merger will create:

•	Leading U.S. Contract Drilling business with 172 super-spec drilling rigs and Directional Drilling business.

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Leading U.S. Well Completions business with deployed capacity of 45 active spreads and 3.3 million hydraulic fracturing horsepower, with nearly two-thirds of deployed fleets being dual fuel capable. NexTier’s integrated approach will provide additional market capacity of Power Solutions, wireline, last mile logistics, proppant handling and cementing services.

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Strong Revenue and Cash Generation: On an annualized combined basis as of the first quarter of 2023, the combined company generated approximately $6.9 billion of revenue, $1.9 billion in adjusted EBITDA and improved free cash flow generation. The combined company will be an attractive investment opportunity with greater size and scale facilitating increase share float and liquidity.

•	Accretive to Earnings per Share and Free Cash Flow per Share: The transaction is expected to be accretive to earnings per share and free cash flow per share in 2024.

•

Strong Financial Position and Balance Sheet: The combined company would have Net Debt to combined trailing twelve month Adjusted EBITDA of 0.5x as of March 31, 2023. With increased scale and a strong balance sheet, the transaction is expected to lower cost of capital and enable the combined company to continue to selectively invest in value accretive opportunities.

•

Well Positioned to Return Capital to Shareholders: The combined company intends to target high free cash flow conversion, remain good stewards of capital and continue the practices of both companies of distributing at least 50% of free cash flow to shareholders. As shareholders of the combined company, NexTier shareholders will benefit from Patterson-UTI’s dividend and the combined company will continue to return capital through dividends and share repurchases.

•

Delivers Significant Cost Saving and Operational Synergy Opportunity: The transaction is expected to create significant efficiencies for the combined company’s well completions operations. The combined company expects to realize annual cost savings and operational synergies of approximately $200 million within 18 months following close through operations integration, supply chain management and reductions in sales, general and administrative expenses. One-time costs expected to be incurred to achieve the synergies are approximately $80 million.

•

Significant Value Creation Potential through the Expansion of Wellsite Integration Strategies: The combined company’s wellsite integration strategy is expected to create additional value through efficiency gains and cost reductions. This strategy can create as much as $7 million in adjusted EBITDA improvements and CapEx reduction annually on fully integrated completions fleets with a larger frac footprint.

•

Shared Commitment to Sustainably Focused Operations: The combined company will have a sustainability leadership position in lowering carbon emissions at the wellsite, with over 50% of the drilling and completions fleet capable of being powered by natural gas.

Leadership, Governance and Headquarters

The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations. Upon close, Andy Hendricks, President and Chief Executive Officer of Patterson-UTI, will serve as President and Chief Executive Officer of the combined company and Robert Drummond, President and Chief Executive Officer of NexTier, will become Vice Chair of the combined company’s Board. Curtis Huff, Patterson-UTI’s current Chair of the Board, will serve as Chair of the combined company’s Board. Following close, the combined company’s Board will comprise 11 directors, six of whom will be from the Patterson-UTI Board, including Mr. Hendricks, and five of whom will be from the NexTier Board.

The combined company will operate under the name Patterson-UTI Energy, Inc. and trade under the ticker symbol PTEN. The Well Completions business will operate under the NexTier Completions brand. The combined company’s corporate headquarters will remain in Houston, Texas.

Approvals and Closing

The merger is expected to close in the fourth quarter of 2023, following Patterson-UTI and NexTier shareholder approval, regulatory approvals and satisfaction of other customary closing conditions.

Conference Call and Additional Materials

Patterson-UTI and NexTier will hold a joint conference call today, June 15, 2023, at 7:30 a.m. CT/8:30 a.m. ET to discuss the combination. An investor presentation regarding the transaction can also be found at www.patenergy.com and www.nextier.com.

Interested parties may listen to the conference call via a live webcast accessible at the Investor Relations section of Patterson-UTI’s website at patenergy.com/investors and at the Investor Relations page of NexTier’s website at investors.nextierofs.com. The conference call may also be accessed by dialing (800) 274-8461 in the U.S. or (203) 518-9814 internationally, Conference ID: 42406.

A playback of the call will also be available through June 22, 2023, on both companies’ websites, or by dialing (888) 274-8336 in the U.S. or (402) 220-2328 internationally. No passcode is required.

Advisors

Goldman Sachs & Co. LLC is serving as financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Patterson-UTI.

Moelis & Company LLC is serving as financial advisor and Kirkland & Ellis LLP is serving as legal advisor to NexTier.

About Patterson-UTI Energy, Inc.

Patterson-UTI is a leading provider of oilfield services and products to oil and natural gas exploration and production companies in the United States and other select countries, including contract drilling, pressure pumping and directional drilling services. For more information, visit www.patenergy.com.

About NexTier Oilfield Solutions Inc.

Headquartered in Houston, Texas, NexTier is an industry-leading U.S. land oilfield service company, with a diverse set of well completion and production services across active and demanding basins. Our integrated solutions approach delivers efficiency today, and our ongoing commitment to innovation helps our customers better address what is coming next. NexTier is differentiated through four points of distinction, including safety performance, efficiency, partnership and innovation. At NexTier, we believe in living our core values from the basin to the boardroom, and helping customers win by safely unlocking affordable, reliable and plentiful sources of energy.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and NexTier’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding Patterson-UTI’s and NexTier’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s and NexTier’s control. These factors and risks include, but are not limited to, adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s and NexTier’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s and NexTier’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI or NexTier do not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s and NexTier’s debt agreements; and other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Patterson-UTI’s and NexTier’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s or NexTier’s SEC filings, both of which are available through the Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov, or with respect to Patterson-UTI’s SEC filings, Patterson-UTI’s website at http://www.patenergy.com, or with respect to NexTier’s SEC filings, NexTier’s website at https://nextierofs.com. Patterson-UTI and NexTier undertake no obligation to publicly update or revise any forward-looking statement.

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.